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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 37)

                              COLUMBIA ENERGY GROUP
                            (NAME OF SUBJECT COMPANY)


                              COLUMBIA ENERGY GROUP
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, PAR VALUE $0.01
                         (TITLE OF CLASS OF SECURITIES)

                                    197648108
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              MICHAEL W. O'DONNELL
                SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                              COLUMBIA ENERGY GROUP
                            13880 DULLES CORNER LANE
                             HERNDON, VIRGINIA 20171
                                 (703) 561-6000
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
         AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             NEIL T. ANDERSON, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

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        This     Amendment    No.    37    amends    and     supplements     the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 6, 1999, and as subsequently amended July 6, 1999, July 9, 1999, July 12, 1999, July 15, 1999, July 16, 1999, July
20, 1999, July 22, 1999, July 30, 1999,  August 3, 1999,  August 4, 1999, August
5, 1999,  August 6, 1999,  August 9, 1999,  August 11,  1999,  August 12,  1999,
August 13, 1999,  August 16, 1999,  August 17, 1999, August 19, 1999, August 31,
1999, September 2, 1999, September 3, 1999, September 7, 1999, September 9, 1999, September 10, 1999, September 13, 1999, September 14, 1999, September 15, 1999, September 16, 1999, September 17, 1999, September 20, 1999, September 21, 1999, September 22, 1999 September 23, 1999 and September 24, 1999 (as so amended, the "Schedule 14D-9"), by Columbia Energy Group, a Delaware corporation (the "Company"), relating to the tender offer by NiSource Inc., an Indiana corporation, to purchase for cash through its wholly-owned subsidiary, CEG Acquisition Corp., a Delaware corporation, all of the outstanding common shares, par value $0.01 per share, of the Company (the "Offer"). Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

        Item 6 is hereby supplemented and amended by adding the following:

        On September 24, 1999, pursuant to its previously announced repurchase program, the Company purchased 55,000 Shares on the open market at a weighted average price per share of $55.9989.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

        Item 9 is hereby supplemented and amended by adding the following:

        Exhibit (a)(26) - Newspaper Advertisement included in the following newspapers: The Munster Times (September 26, 1999), The Gary Post-Tribune (September 26, 1999) and The Chesterton Tribune (September 27, 1999). (The text of such newspaper advertisement was filed with the Commission on September 15, 1999 as Exhibit (a)(25) to the Company's Schedule 14D-9/A (No. 30) in connection with its appearance in certain newspapers).

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              COLUMBIA ENERGY GROUP



                              By:  /s/ Michael W. O'Donnell
                              -----------------------------------------------
                              Name: Michael W. O'Donnell
                              Title: Senior Vice President and Chief Financial Officer


Dated: September 27, 1999

                                  Exhibit List


        Exhibit (a)(26) - Newspaper Advertisement included in the following newspapers: The Munster Times (September 26, 1999), The Gary Post-Tribune (September 26, 1999) and The Chesterton Tribune (September 27, 1999). (The text of such newspaper advertisement was filed with the Commission on September 15, 1999 as Exhibit (a)(25) to the Company's Schedule 14D-9/A (No. 30) in connection with its appearance in certain newspapers).